UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THE INFORMATION SET FORTH IN THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K, INCLUDING THE EXHIBITS ANNEXED HERETO, IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (SEC FILE NO.’S 333-144595 AND 333-177834) AND FORM F-3 (SEC FILE NO. 333-207414), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Sapiens International Corporation N.V. (“Sapiens”) hereby furnishes this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) to the Securities and Exchange Commission (the “SEC”) in order to provide certain historical financial information with respect to Insseco Sp. Z O.O. (“Insseco”). Sapiens (via its wholly owned subsidiary, Sapiens Technologies (1982) Ltd. (the “acquisition subsidiary”)) acquired all issued and outstanding shares of Insseco from Asseco Poland S.A. (“Asseco”) on August 18, 2015 (the “acquisition date”) pursuant to a Share Purchase Agreement, dated as of July 27, 2015 (the “acquisition agreement”), by and between, inter alia, the acquisition subsidiary and Asseco (the “acquisition”).

The financial information annexed to this Form 6-K consists of the following:

(i)	Exhibit 99.1: Audited, carve-out historical financial statements of Insseco Sp. z o.o. Predecessor as of, and for the year ended, December 31, 2014 (including the notes thereto and the report of Ernst & Young Audyt Polska spółka z ograniczoną odpowiedzialnością sp.k., thereon) (the “Insseco 2014 Financial Statements”).

(ii)	Exhibit 99.2: Unaudited, carve-out historical financial statements of Insseco Sp. z o.o. Predecessor as of June 30, 2015 and for the six month periods ended June 30, 2015 and 2014 (including the notes thereto).

(iii)	Exhibit 99.3: Unaudited Pro Forma Condensed Combined Financial Statements of Operations for the year ended December 31, 2014 and the six months ended June 30, 2015 and Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2015, prepared in accordance with SEC Regulation S-X Article 11, which combine (a) the historical consolidated statements of operations of Sapiens and Insseco Sp. z o.o. Predecessor as if the acquisition had been completed on January 1, 2014 and (b) the historical consolidated balance sheets of Sapiens and Insseco Sp. z o.o. Predecessor, giving effect to the acquisition as if it had been consummated on June 30, 2015.

In addition, Sapiens is furnishing the following additional exhibit to this Form 6-K:

(iv)	Exhibit 23.1: Consent of Ernst & Young Audyt Polska spółka z ograniczoną odpowiedzialnością sp.k., independent auditors, to the incorporation by reference into Sapiens’ Registration Statements on Form S-8 (SEC File No.’s 333-144595 and 333-177834) and Form F-3 (SEC File No. 333-207414) of their report, dated October 9, 2015, with respect to the Insseco 2014 Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

Dated: October 14, 2015

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young Audyt Polska spółka z ograniczoną odpowiedzialnością sp.k., independent auditors of Insseco Sp. z o.o. Predecessor.
99.1	Audited, carve-out historical financial statements of Insseco Sp. z o.o. Predecessor as of, and for the year ended, December 31, 2014.
99.2	Unaudited, carve-out historical financial statements of Insseco Sp. z o.o. Predecessor as of June 30, 2015 and for the six month periods ended June 30, 2015 and 2014.
99.3	Unaudited Pro Forma Condensed Combined Financial Statements of Operations for the year ended December 31, 2014 and the six months ended June 30, 2015 and Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2015, which combine (a) the historical consolidated statements of operations of Sapiens and Insseco Sp. z o.o. Predecessor as if the acquisition had been completed on January 1, 2014 and (b) the historical consolidated balance sheets of Sapiens and Insseco Sp. z o.o. Predecessor, giving effect to the acquisition as if it had been consummated on June 30, 2015.